SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D
          Under the Securities Exchange Act of 1934 (Amendment No. --)*
                          HYDROGEN ENGINE CENTER, INC.
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                                (Name of Issuer)

                     COMMON STOCK, PAR VALUE $.001 PER SHARE
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                         (Title of Class of Securities)

                                   448876 10 2
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                                 (CUSIP Number)

                              Theodore G. Hollinger
                              602 East Fair Street
                                Algona, IA 50511
                            Telephone: (515) 295-3178
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   (Name, Address and Telephone Number of Person Authorized to Receive Notices
                              and Communications)

                                 With a copy to:

                                  Beverly Evans
                   Davis, Brown, Koehn, Shors & Roberts, P.C.
                              2500 Financial Center
                            Des Moines, IA 50309-3993


                                 August 30, 2005
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             (Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), Rule 13d-1(f) or Rule 13d-1(g), check the following box.[ ]

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP NO.: 448876 10 2

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 1. Names of Reporting Persons. I.R.S. Identification Nos. of above persons
(entities only)
                    Theodore G. Hollinger
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 2. Check the Appropriate Box if a Member of a Group (See Instructions)
      (a) [ ]
      (b) [ ]
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 3. SEC USE ONLY

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 4. Source of Funds (See Instructions)
               OO
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 5. Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d)
    or 2(e)
                [ ]
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 6. Citizenship or Place of Organization
               United States of America
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 Number of                    -      7.      Sole Voting Power
 Shares                       -
 Beneficially                 -              16,541,800
 Owned by                     -
 Each                         -
 Reporting                    -
 Person with                  -
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                              -      8.      Shared Voting Power
                              -
                              -              -0- (1)
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                              -      9.      Sole Dispositive Power
                              -
                              -              16,541,800
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                              -     10.     Shared Dispositive Power
                              -
                              -             -0- (1)
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 11.            -   Aggregate Amount Beneficially Owned by Each
                -   Reporting Person
                -   16,541,800 (1)
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 12.            -    Check if the Aggregate Amount in Row (11)
                -    Excludes
                -    Certain Shares (See Instructions)
                -    [ ]
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 13.             -    Percent of Class Represented by Amount
                 -     in Row (1)
                 -
                 -     65.75% (2)
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 14.             -     Type of Reporting Person (See Instructions)
                 -      IN
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(2)            1 Based on 25,157,905 shares of common stock outstanding
                 as of January 27, 2006.

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                                      -2-

CUSIP NO.: 448876 10 2

Item 1. Security and Issuer

         This statement on Schedule 13D relates to the common stock, par value $0.001 per share of Hydrogen Engine Center, Inc, a Nevada Corporation. The principal executive offices of the company are located at 602 East Fair Street, Algona, IA 50511. Item 2. Identity and Background

     a.  This statement is being filed on behalf of Theodore G. Hollinger.

     b. Mr. Hollinger's business address is 602 East Fair Street, Algona, Iowa 50511.

     c. Mr. Hollinger's occupation is President and Chairman of the Board of Hydrogen Engine Center, Inc., Algona, Iowa.

     d.  Mr. Hollinger has not, during the last five years,  been convicted in a
         criminal   proceeding   (excluding   traffic   violations   or  similar
         misdemeanors).

     e. Mr. Hollinger has not, during the last five years, been a party to any civil proceeding as a result of which he was subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violations with respect to such laws.

     f.  Mr. Hollinger is a citizen of the United State of America.

Item 3. Source and Amount of Funds or Other Consideration

Mr. Hollinger received 16,297,200 shares of the company's common stock as a result of its acquisition on August 30, 2005 of Hydrogen Engine Center, Inc., an Iowa corporation. Immediately prior to the acquisition, Mr. Hollinger was the sole shareholder of the Iowa corporation and these shares were issued in exchange for his shares in the Iowa corporation.

Mr. Hollinger received 20,000 shares of restricted stock on September 1, 2005 under the company's Incentive Compensation Plan for his services as a director. This award vests immediately as to 10,000 shares, on September 1, 2006 as to 5,000 shares, and on September 1, 2007 and as to 5,000 shares.

Mr. Hollinger received 200,000 shares of restricted stock on September 1, 2005 under the company's Incentive Compensation Plan for services as an employee. This award vests 20% immediately and 20% per year thereafter until fully vested.

Mr. Hollinger received 3,000 shares of stock which were reserved by the Board of Directors to be granted to his wife, Dana Hollinger, under the company's
Incentive Compensation Plan for services as an employee. Mrs. Hollinger is now deceased and these shares have been issued directly to Mr. Hollinger as her heir.

Mr. Hollinger received 21,601 shares of stock on September 1, 2005, upon conversion of a promissory note dated September 15, 2003 and issued to Mr. Hollinger in exchange for a loan $17,280.06 to the company. Under the terms of the promissory note, these shares were issued at a conversion price of $0.80 per share.

CUSIP NO.: 448876 10 2

Item 4. Purpose of Transaction

Mr. Hollinger has acquired the shares for investment purposes.

Mr. Hollinger intends to participate in and influence the affairs of the company through the exercise of voting rights with respect to his shares of common stock. In addition, Mr. Hollinger will continue to influence the affairs of the company in his capacity as a member of the company's Board of Directors. From time to time, Mr. Hollinger intends to review the performance of his investments and consider or explore variety of alternatives, including, without limitation:
(a) the acquisition of additional securities of the company or the disposition of securities of the company; (b) an extraordinary corporate transaction, such as a merger, reorganization, or liquidation, involving the company or any of its subsidiaries; (c) a sale or transfer of a material amount of assets of the company or any of its subsidiaries; (d) a change in the present Board of Directors or management of the company, including a change in the number or term of directors or to fill any existing vacancies on the Board of Directors; (e) a material change in the present capitalization or dividend policy of the company;
(f) any other material change in the company's business or corporate  structure;
(g) changes in the company's charter, bylaws, or instruments corresponding thereto, or other actions that may impede the acquisition of control of the company by any person; (h) causing a class of securities of the company to be listed or delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association; (i) causing a class of equity securities of the company to become eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Exchange Act of 1934, as amended; or (j) any action similar to any of those enumerated above. Whether Mr. Hollinger will pursue any such alternatives will depend upon a variety of factors, including, without limitation, current and anticipated future trading prices for the common stock, the financial condition, results of operations, and prospects of the company, and general economic, financial market, and industry conditions. Except as set forth above, Mr. Hollinger has no present plans or proposals with respect to any of the matters set forth in paragraphs (a) through (j) of Item 4 of Schedule 13D.

Item 5. Interest in Securities of the Issuer.

     (a) The Company had 25,157,905 shares of common stock outstanding as of January 27, 2006. Mr. Hollinger beneficially owns 16,541,800 shares, representing 65.75% of the shares outstanding as of such date.

     (b) Mr. Hollinger has the sole power to vote 16,541,800 shares.

     (c) Mr. Hollinger received 16,297,200 shares of the company's common stock as a result of its acquisition on August 30, 2005 of Hydrogen Engine Center, Inc., an Iowa corporation. Immediately prior to the acquisition Mr. Hollinger was the sole shareholder of the Iowa corporation and these shares were issued in exchange for his shares in the Iowa corporation.

         Mr. Hollinger received 20,000 shares of restricted tock on September 1, 2005 under the company's Incentive Compensation Plan for his services as a director. This award vests immediately as to 10,000 shares, on September 1, 2006 as to 5,000 shares, and on September 1, 2007 and as to 5,000 shares.

         Mr. Hollinger received 200,000 shares of restricted stock on September 1, 2005 under the company's Incentive Compensation Plan for services as an employee. This award vests 20% immediately and 20% per year thereafter until fully vested.

CUSIP NO.: 448876 10 2

         Mr. Hollinger has received 3,000 shares of stock that had been reserved to be granted to his wife, Dana Hollinger, under the company's Incentive Compensation Plan for services as an employee. Mrs. Hollinger is now deceased and these shares have been issued directly to Mr. Hollinger as her heir.

         Mr. Hollinger received 21,601 shares of stock on September 1, 2005, upon conversion of a promissory note dated September 15, 2003 and issued to Mr. Hollinger in exchange for a loan $17,280.06 to the company. Under the terms of the promissory note, these shares were issued at a conversion price of $0.80 per share.

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Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to
        Securities of the Issuer.

The company expects to issue shares during the first half of 2006 in an offering to be registered with the Commission. In connection with such an offering, the company may pay finder's fees or underwriting fees. There are, however, no contracts, arrangements, understandings or relationships (legal or otherwise) between Mr. Hollinger and any person, with respect to any securities of the company, including, but not limited to, transfer or voting of any of the securities of the company, finder's fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss or the giving or withholding of proxies.

Item 7. Material to be Filed as Exhibits.  None

                                    Signature
                                    ---------

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                                     THEODORE G. HOLLINGER

                                                     /s/  Theodore G. Hollinger
                                                     ---------------------------
         Dated:  February 12, 2006

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